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                                                                     EXHIBIT 2.8

                                  GAINSCO, INC.
                               500 COMMERCE STREET
                             FORT WORTH, TEXAS 76102

                                 March 23, 2001

Goff Moore Strategic Partners, L.P.
777 Main Street, Suite 2250
Fort Worth, Texas  76102

Re:  GAINSCO, INC. Series A Convertible Preferred Stock

Gentlemen:

Reference is hereby made to the Statement of Resolution filed in the Office of the Secretary of State of the State of Texas on October 1, 1999 establishing and designating Series A Convertible Preferred Stock, par value $100.00 per share (the "Series A Preferred Stock"), of GAINSCO, INC., a Texas corporation (the "Company"), of which 31,620 shares have been issued and are outstanding on the date hereof. Terms defined in such Statement of Resolution are used herein with the same meaning unless otherwise defined herein.

Pursuant to Section 10(a)(ii) of the Statement of Resolution, the Company advises you of its election to redeem on January 1, 2006 (the "Redemption Date") all of the then outstanding shares of the Series A Preferred Stock for an amount equal to the Liquidation Value per share on the Redemption Date; provided that the Company's election to redeem shares of Series A Preferred Stock is conditioned upon all of the following:

                  (a) the redemption not contravening Article 2.38 of the Texas Business Corporation Act, as amended (and the comparable provisions of any amended or successor law), or any other applicable federal and state laws; provided, however, that the Board covenants to use its best efforts to take such actions as will cause the redemption not to contravene Article 2.38 or other applicable law and will avail itself of the exception set forth in Article 2.38C(2)(d) (and the comparable provisions of any amended or successor law) to the maximum extent possible;

                  (b) the redemption not contravening (i) the Revolving Credit Agreement dated as of November 13, 1998 among the Company, Bank One, N.A. and other parties (as amended through the date hereof or as hereafter amended, supplemented, modified or restated upon the authorization of the Board, including the affirmative vote of at least one of the directors nominated by persons who beneficially own Series A Preferred Stock, whether such nomination is made on account of Series A Preferred Stock or any other class of capital stock of the Company beneficially owned by such holders), but only to the extent that the Company's indebtedness under such credit agreement is outstanding as of the Redemption Date (to the extent that Bank One, N.A.


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has not otherwise consented to the redemption), or (ii) any other successor credit agreement or other financing agreement involving an aggregate principal amount of not less than $3,000,000 to which the Company hereafter becomes a party in a transaction authorized by the Board (including the affirmative vote of at least one of the directors nominated by persons who beneficially own Series A Preferred Stock) and which is outstanding as of the Redemption Date; and

                  (c) the holders of the Series A Preferred Stock not having received a bona fide and unconditional offer to purchase shares of the Series A Preferred Stock prior to the Redemption Date from a party (including, without limitation, any securities underwriter or financial institution, but not including an Affiliate of such holders) with the demonstrated financial capacity to consummate such purchase at a purchase price greater than or equal to the Liquidation Value per share in an offer which the holders of the Series A Preferred Stock are not prohibited from accepting under the terms of the Securities Purchase Agreement dated as of June 29, 1999 between the Company and you (it being recognized that the condition set forth in this paragraph (c) shall only apply to the extent of the number of shares that are subject to any such offer);

provided, further that the Company's election to redeem is further conditioned upon the Board having determined within thirty (30) days prior to the Redemption Date that all of the foregoing conditions have been satisfied at such time and will be satisfied on the Redemption Date (it being recognized that if the conditions set forth in paragraphs (a) or (b) are not met at such time, the Company shall redeem all of the then outstanding shares of the Series A Preferred Stock as soon as possible after the Redemption Date, it being further recognized that the Board shall make the determination whether such conditions have been satisfied); and

provided, further that to the extent that the Company is unable to redeem all of the then outstanding shares of the Series A Preferred Stock, the Company shall take such actions as are necessary to redeem the maximum number of outstanding shares of the Series A Preferred Stock as possible at such time.

The Company's election to redeem is irrevocable, unless the holders of not less than a majority of the number of shares of the Series A Preferred Stock then outstanding otherwise agree, and will be binding on the Company and any successor to the Company as a consequence of a Fundamental Change Transaction.

In the event that for any reason the Company has not redeemed all of the outstanding shares of Series A Preferred Stock on or prior to the Redemption Date, the Company will pay an amount with respect to each such share that has not been redeemed equal to interest on the Liquidation Value of the unredeemed shares at a rate equal to 8% per annum, with any unpaid interest compounded annually based on a year of 365 days from January 1, 2006 until the date of redemption. Accrued interest will be payable on the last day of each March, June, September and December and on the date of redemption of the shares.


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This letter is issued for the consideration set forth in that certain Securities
Purchase Agreement dated as of February 26, 2001 between the Company and Goff Moore Strategic Partners, L.P., as amended.

Sincerely,

GAINSCO, INC.



By: /s/ Glenn W. Anderson
    -----------------------------------------
        Glenn W. Anderson,
        President and Chief Executive Officer